NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR07-20 October 16, 2007

RUBICON UPDATES EXPLORATION PROGRAMS
- Gold intersected on Main Block-Red Lake North Project -- McCuaig drilling ongoing -- Alaskan drilling completed --

Rubicon Minerals Corporation (RMX.TSX: RBY.AMEX), is pleased to provide an update of its ongoing exploration programs, focused in the prolific Red Lake gold district of Ontario. Currently, Rubicon is drilling on two of its eight key project areas in Red Lake, the McCuaig Project and the DMC Project (see www.rubiconminerals.com for property locations).

At the Red Lake North Project, Hole RLN-07-07 intersected a 500-metre thick section of moderate to strong biotite and sericite alteration within the stratigraphy. This altered section is interpreted to be the southwest extension of the Sidace Lake area stratigraphy, located five kilometres to the northeast of the Main Block claims, which in that area is host to an extensively drilled gold discovery (the ‘MDZ’) controlled by Goldcorp Inc. / Planet Exploration Inc. Visible gold in hole RLN-07-07 is observed at 387 metres down the hole within the altered section. The interval returned 9.70 g/t gold over 1.4 metres (including 19.95 g/t gold over 0.65 metres). A second occurrence of visible gold (one speck) occurs at 628 metres downhole. Current assays received from altered wall rocks (11 samples) do not indicate elevated levels of gold.

“This is our first drill program in this area and it is very early days for exploration of the Main Block-Red Lake North property but the presence of visible gold indicates that the geological setting warrants further exploration”, said David Adamson, President and CEO.

The Red Lake North property is under option to Solitaire Minerals Corp. Under the terms of the option agreement, Solitaire can earn a 55% interest in the project by spending a total of $2.5 million prior to May 1, 2010. Rubicon is the operator.

Elsewhere, at the Company’s 60%-owned McCuaig Project (Golden Tag Resources 40%), the final hole of the current drill program is in progress.

At the adjacent DMC project, under option to Agnico-Eagle Mines Limited, the Company has commenced a $300,000 drill program designed to follow up on encouraging results in the Dorion Island area.

In addition to the currently active projects, Rubicon plans to carry out drilling on its key 100%-controlled projects beginning about late October and continuing well into 2008. These plans will be outlined in a news release in the near term.

“Red Lake is home to one of the world’s giant gold deposits and Rubicon controls a large, strategic position with multiple targets in the core of this gold camp. Armed with a strong treasury, we are about to embark on our most aggressive and ambitious drill programs to date in this prolific gold camp, details of which we will be outlining in the near future.” said David Adamson.

In Alaska, Rubicon has completed its initial exploration program on its extensive land holdings, acquired in May, 2007, that are contiguous to and surround the 5.6 million ounce Pogo Mine. The program included 1,105 metres of drilling in four holes on the 100%-owned Maple Leaf area and 1,750 metres in seven holes on claims under option from Rimfire Minerals Corporation. In the Maple Leaf area, a drilled section beneath surface showings intersected weakly anomalous (up to 0.25 g/t gold/ 0.8 metres) but did not intersect vein style mineralization similar to that observed on the surface.

On the Cal-Surf optioned property, previously reported intercept of 2.24 g/t gold over 2.5 metres intersected in early summer drilling was followed up with three additional drill holes.  One of these intersected a 40-foot section of quartz-arsenopyrite mineralization which was anomalous in gold (maximum 70 ppb gold / 1.2 meters).

Drilling has confirmed significant intrusive-related hydrothermal alteration in both areas but additional work will be required to develop new drill targets in both areas. Rubicon is currently compiling information before formulating its plans for 2008 on its Alaska holdings.

For the information of investors, Rubicon notes that, in common with other companies, it is experiencing long assay turnaround times.  As well, please note that the exact timing of drill programs is dependant on several factors including drill availability and reliability, weather conditions, results from ongoing drilling, etc.

Rubicon has approximately $23 million in cash as of Sept 1, 2007, which is invested only in accounts guaranteed by major Canadian banks.

For the Red Lake projects, true widths are estimated to be approximately 70% to 90% of reported lengths.  All assays were conducted on sawn NQ2 and NQ-sized half core sections.  Program assays were completed by ALS Chemex using the metallic screen fire assay procedure or fire assay gravimetric finish.  Standards and blanks were included at regular intervals in each sample batch.  Gold standards were prepared by CDN Resource Laboratories Ltd.  Work programs are supervised by Terry Bursey, P.Geo,  the project Qualified Person under the definition of NI 43-101.

For the Alaskan projects, all samples were analyzed by ALS Chemex, North Vancouver, BC, using ICP-MS and AES analyses for trace element geochemistry and fire assay for gold.  Curt Freeman of Avalon Development is the Qualified Person under NI 43-101.

Forward-Looking Statements
This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur.  Forward-looking statements in this document include statements with respect to the Company’s exploration programs, its expenditures on such exploration programs and the anticipated results of such exploration programs.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include uncertainty with respect to findings under exploration programs and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the ability of management to successfully implement the planned exploration. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

          For further information, please contact Bill Cavalluzzo, Vice President-Investor Relations,      Toll free: 1.866.365.4706 or by E-mail at:

          bcavalluzzo@rubiconminerals.com
                                       Rubicon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver BC  CANADA  V6C 2V6

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          The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.